UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Coast Casinos, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

None

(CUSIP Number)

Karen E. Bertero

Gibson, Dunn & Crutcher LLP

333 S. Grand Ave., Suite 4700

Los Angeles, CA 90071

(213) 229-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 6, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 6 Pages)

Page 2 of 6 Pages

CUSIP No.

1.	Name of Reporting Person. I.R.S. Identification No. of Above Person Michael J. Gaughan

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 453,928.97 9. Sole Dispositive Power 453,928.97 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 453,928.97

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares[1]	☐

13.	Percent of Class Represented by Amount in Row (11) 31.07%

14.	Type of Reporting Person* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

[1]	Michael J. Gaughan may be deemed to have beneficial ownership of an additional 365,264.55 shares of common stock, par value $0.01 per share (the “Common Stock”), of Coast Casinos, Inc., a Nevada corporation (the “Company”), solely as a result of the Stockholders Agreement described in Item 4 hereof. Mr. Gaughan disclaims beneficial ownership of such additional shares, and neither the filing of this statement nor any of its contents will be deemed to constitute an admission by Mr. Gaughan that he is the beneficial owner of any such additional shares of Common Stock.

Page 3 of 6 Pages

Item 1—Security and Issuer

This Amendment No. 3 to Schedule 13D (the “Amendment”) amends a prior statement on Schedule 13D, filed with the Securities and Exchange Commission on January 16, 1996, as amended on February 13, 1996 and April 7, 2003. This Amendment relates to the Common Stock of the Company, whose principal executive offices are located at 4500 West Tropicana Avenue, Las Vegas, Nevada 89103.

Item 4—Purpose of Transaction

Michael J. Gaughan entered into a Stockholders Agreement dated as of February 6, 2004 ( the “Stockholders Agreement”) among Boyd Gaming Corporation, a Nevada corporation (“Boyd”), Franklin Toti and Jerry Herbst. Messrs. Toti, Gaughan and Herbst are referred to collectively as the “Stockholders.” On February 6, 2004, the Company, Boyd and BGC, Inc., a wholly owned subsidiary of Boyd (“BGC”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which the Company will be merged into BGC (the “Merger”) and each outstanding share of Common Stock of the Company will be converted into the right to receive cash, common stock, par value $0.01 per share, of Boyd, or a combination of cash and Boyd common stock. Pursuant to the Stockholders Agreement, the Stockholders, who beneficially own in the aggregate approximately 56% of the outstanding shares of Common Stock of the Company, agreed to vote the shares of Common Stock beneficially owned by them in favor of the Merger and the Merger Agreement and against, among other things, any other proposal for a merger, consolidation or takeover of the Company. The Stockholders granted to Boyd an irrevocable proxy with respect to the Merger, the Merger Agreement and such other transactions. Additionally, the Stockholders agreed not to transfer the shares of Common Stock beneficially owned by them during the term of the Stockholders Agreement. The Stockholders Agreement will terminate upon the earlier to occur of (i) February 6, 2006, and (ii) the termination of the Merger Agreement as a result of (v) the mutual consent of the parties thereto, (w) the issuance of an order, decree or ruling or the taking of any other action that permanently enjoins, restrains or prohibits the Merger, (x) the failure to obtain the required consent of the holders of Boyd common stock with respect to the transactions contemplated by the Merger Agreement, (y) Boyd electing not to issue additional shares of common stock in the Merger above the maximum number of shares of common stock specified in the Merger Agreement, or (z) a breach or failure to perform by Boyd in any material respects its representations, warranties or covenants contained in the Merger Agreement.

The description of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement, which is included as Exhibit 1 and is incorporated by reference herein. The description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is included as Exhibit 2 and is incorporated by reference herein.

Item 5—Interest in Securities of the Issuer

(a) Mr. Gaughan owns an aggregate of 453,928.97 shares of Common Stock. Such amount is 31.07% of the issued and outstanding Common Stock.

(b) Mr. Gaughan has shared voting power and sole dispositive power with respect to such shares.

(c)-(e) Not applicable.

Page 4 of 6 Pages

Item 6—Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the matters disclosed in response to Items 4 and 5 above, Mr. Gaughan is not a party to any contracts, arrangements, understandings or relationships with respect to any securities of the Company.

Item 7—Material to be Filed as Exhibits

EXHIBIT	DESCRIPTION

1	Stockholders Agreement dated as of February 6, 2004 among Boyd Gaming Corporation, a Nevada corporation, and the individuals named therein (incorporated by reference to Exhibit 99.1 to the Company’s 8-K filed February 10, 2004)

2	Agreement and Plan of Merger dated as of February 6, 2004 among Boyd Gaming Corporation, BGC, Inc. and Coast Casinos, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s 8-K filed February 10, 2004)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 10, 2004.	Michael J. Gaughan.

	By:	/s/ Michael J. Gaughan

Page 6 of 6 Pages

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

1	Stockholders Agreement dated as of February 6, 2004 among Boyd Gaming Corporation, a Nevada corporation, and the individuals named therein (incorporated by reference to Exhibit 99.1 to the Company’s 8-K filed February 10, 2004)

2	Agreement and Plan of Merger dated as of February 6, 2004 among Boyd Gaming Corporation, BGC, Inc. and Coast Casinos, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s 8-K filed February 10, 2004)